December 21, 2004

via U.S. mail						via facsimile

Mr. David Zaikin						Mr. David Love, Esq.
Chairman & Chief Executive Officer			(713) 524-4122
Siberian Energy Group Inc.
275 Madison Ave., 6th Floor
New York, NY 10016

      Re:	Siberian Energy Group Inc.
      	Form SB-2 filed November 23, 2004, as amended
      	File No. 333-118902

Dear Mr. Zaikin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Form SB-2

Risk Factors, page 7

Our drilling licenses may not be renewed..., page 8

1. We note that the company acquired four exploration licenses on March 7, 2003. Provide verification that these licenses are renewable after their initial five-year term expires.




Geography, page 20

2. You state that the "Ministry suggested eight potential areas that
may contain hydrocarbon reserves...."  Please clarify what is meant
by the word "suggested" as it is used in this context.

Description of Business

      Financing Strategy, page 23

3. We note that the company has enlisted the services of noted geologists to review the preexisting geological data by the Russian government. Disclose in further detail the actual services provided by the geologists, including the nature of the review, the final results of that review and any actions that you took or plan to take according to those results. On a supplemental basis, please identify these noted geologists and briefly explain their credentials. Also, provide us with a supplemental analysis as to whether the noted geologists should (1) be identified as experts pursuant to Section 7(a) of the Securities Act and (2) file consents according to Item 601(b)(23) of Regulation S-B. We may have further comments.

Alliance and Partnering Strategy, page 24

4. Explain further what is meant by the statement that "The
Company
would prefer that ZNG deal with one partner rather than many private investors."

5. Explain the nature of the term "farm-in agreements."

6. We note that the Company has entered into contractual agreements with two Russian companies to perform a gravimetric survey and two-dimensional seismic studies. It appears that these contractual agreements constitute material contracts not made in the ordinary course of business. Please explain to us why this is not the case.
Otherwise, please file the contractual agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-B. Please note that if you file any documents that are in a foreign language, that they should be accompanied by a summary, version or translation in the English language. See Securities Act Rule 403(c).

Drilling Activities in the Region, page 21

7. Please expand this section to explain that "traces of heavy hydrocarbons and gas eruptions" are not prima facie evidence of commercial deposits. Disclose whether the two wells drilled on your licensed blocks recovered hydrocarbon traces.



Glossary of Technical Terms Used in This Prospectus, page 28

8. The only definitions of proved oil and gas reserves that are applicable to documents filed with the Commission are those in Rule
4-10(a) of Regulation S-X. Please amend your document here to include only those definitions contained in Rule 4-10(a), paragraphs
(2) through (2)iii, (3) and (4). You may refer the reader to our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

	Overview, page 30

9. Supplementally, support your beliefs that:

* "[there is a] tendency of Russian domestic oil and gas prices to increase towards the worlds prices";

* "[there is an] increasing overall credit rating in Russia".

Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and
related
disclosures to John Weitzel at (202) 942-1807 or, in his absence, to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all questions regarding engineering comments to Ron Winfrey,
Oil and Gas Engineer, at (202) 942-1778.  Direct questions
relating
to all other disclosure issues to Jason Wynn, at (202) 824-5665 or,
in his absence, to the undersigned at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	J. Weitzel
	B. Stem
      R. Winfrey
      J. Wynn
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Siberian Energy Group Inc.
December 21, 2004
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE